UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of October, 2007
Commission File Number _001-15216
HDFC BANK LIMITED
(Translation of registrant’s name into English)
HDFC Bank House, Senapati Bapat Marg,
Lower Parel, Mumbai. 400 013, India
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- Not Applicable          .

EXHIBIT INDEX
The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.
Exhibit I
Description
Communication dated 12th October, 2007 addressed to The New York Stock Exchange, New York, United States of America (USA) declaring the unaudited results for the Second quarter and half year ended 30th September, 2007, segment reporting, balance sheet as at the end of second quarter and the press release thereof.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED

(Registrant)

Date: 12th October 2007	By IsI Vinod Yennemadi

Name: Vinod Yennemadi
Title: Country Head — Finance, Taxation, Administration and Secretarial

Exhibit 1
12th October, 2007
To
The New York Stock Exchange,
New York,
USA
Dear Sir / Madam,
Re; Unaudited Financial Results for the quarter ended September 30 , 2007
We attach herewith one file containing the unaudited financial results of the Bank for the Second quarter and Half year ended 30th September, 2007 and the press release in respect thereof as approved at the Board Meeting held today.
The unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.
This is for your information and record.
Thanking you,
Yours faithfully,
For HDFC Bank Limited
Sd/
Sanjay Dongre
Executive Vice — President (Legal) &
Company Secretary

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND HALF-YEAR ENDED SEPTEMBER 30, 2007

						(Rs. in lacs )
			Unaudited	Unaudited	Unaudited	Unaudited	Audited
			results for	results for	results for the	results for the	results for
			the quarter	the quarter	half year	half year	the year
			ended	ended	ended	ended	ended
		Particulars	30-09-07	30-09-06	30-09-07	30-09-06	31-03-07

1		Interest Earned (a) + (b) + (c) + (d)	236276	157804	443192	302246	664793
(a	)	Interest / discount on advances / bills	163692	99581	309054	190161	433415
(b	)	Income on investments	66375	53570	122422	99534	205753
(c	)	Interest on balances with Reserve Bank of India and other inter bank funds	6147	4567	11484	12391	25294
(d	)	Others	62	86	232	160	331
2		Other Income	48238	39771	105492	74850	151623
3		Total Income (1+2)	284514	197575	548684	377096	816416
4		Interest Expended	120008	79006	228372	147672	317945
5		Operating Expenses (i) + (ii)	81838	57913	159276	113185	242080
(i	)	Employees Cost	31904	18133	60292	34769	77686
(ii	)	Other operating expenses	49934	39780	98984	78416	164394
6		Total Expenditure (4) + (5) (excluding provisions & contingencies)	201846	136919	387648	260857	560025
7		Operating Profit before provisions and contingencies (3) — (6)	82668	60656	161036	116239	256391
8		Provisions (other than tax) and Contingencies	28939	24809	59651	45209	92516
9		Exceptional Items	—	—	—	—	—
10		Profit / (Loss) from ordinary activities before tax (7-8-9)	53729	35847	101385	71030	163875
11		Tax Expense	16881	9553	32414	20806	49730
12		Net Profit / (Loss) from ordinary activities after tax (10-11)	36848	26294	68971	50224	114145
13		Extraordinary items (net of tax expense)	—	—	—	—	—
14		Net Profit / (Loss) from the period (12-13)	36848	26294	68971	50224	114145
15		Paid up equity share capital (Face Value of Rs. 10/- each)	35345	31437	35345	31437	31939
16		Reserves excluding revaluation reserve (as per balance sheet of previous accounting year)					611376
17		Analytical Ratios:
(i	)	Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
(ii	)	Capital adequacy ratio	14.9%	12.1%	14.9%	12.1%	13.1%
(iii	)	Earnings per share (par value Rs. 10/- each)
a		Basic EPS before & after extraordinary items			20.6	16.0	36.3
		(net of tax expense) — not annualized	10.6	8.4
b		Diluted EPS before & after extraordinary items			20.5	15.8	36.1
		(net of tax expense) — not annualized	10.5	8.3
(iv	)	NPA ratios
a		Gross NPA	76828	61715	76828	61715	65776
b		Net NPA	24374	18566	24374	18566	20289
c		% of Gross NPA to Gross Advances	1.2%	1.4%	1.2%	1.4%	1.3%
d		% of Net NPA to Net Advances	0.4%	0.4%	0.4%	0.4%	0.4%
(v	)	Return on assets (average) — not annualized	0.3%	0.3%	0.6%	0.6%	1.3%
18		Public Shareholding
		-No. of shares	271008920	245513808	271008920	245513808	250528608
		-Percentage of shareholding	76.7%	78.1%	76.7%	78.1%	78.4%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank is as under:

				(Rs. in lacs)
			Unaudited	Unaudited	Audited
	Unaudited	Unaudited	results for	results for	results for
	results for the	results for the	the half	the half	the year
	quarter ended	quarter ended	year ended	year ended	ended
Particulars	30-09-07	30-09-06	30-09-07	30-09-06	31-03-07

1. Segment Revenue
a) Retail Banking	276155	190550	527093	359134	776488
b) Wholesale Banking	194935	116361	360777	227587	509043
c) Treasury	6468	12200	19636	22035	47339
d) Unallocated	—	—	—	—	-
Total	477558	319111	907506	608756	1332870
Less: Inter Segment Revenue	193044	121536	358822	231660	516454

Income from Operations	284514	197575	548684	377096	816416

2. Segment Results
a) Retail Banking	40455	24742	67892	47647	87571
b) Wholesale Banking	18337	10804	37807	24554	74674
c) Treasury	(5063)	301	(4314)	(1171)	1630
d) Unallocated	—	—	—	—	—
Total	53729	35847	101385	71030	163875
Less:
i) Other un-allocable expenditure net off	—	—	—	—	—
ii) Un-allocable income	—	—	—	—	—

Total Profit Before Tax	53729	35847	101385	71030	163875

3. Capital Employed
(Segment Assets-Segment Liabilities)
a) Retail Banking	288717	(285587)	288717	(285587)	223761
b) Wholesale Banking	425354	863295	425354	863295	257770
c) Treasury	308658	(25537)	308658	(25537)	127627
d) Unallocated	66047	32869	66047	32869	34157

Total	1088776	585040	1088776	585040	643315

Note on segment information
The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).
The Bank operates in three segments: retail banking, wholesale banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

NOTES:
1.	The above results have been approved by the Board at its meeting held on October 12, 2007.

2.	During the quarter and the half-year ended September 30, 2007, the Bank allotted 481,400 shares and 696,800 shares respectively pursuant to the exercise of stock options by certain employees.

3.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

4.	The Reserve Bank of India (RBI) issued a general clarification dated July 11, 2007 requiring banks to reflect amortization of premia on investments in the Held to Maturity (HTM) category under interest income from investments. Accordingly the Bank has reclassified the same for the quarter and half year ended September 30, 2007 and all previous periods wherever necessary. On account of the said reclassification, net interest income is now lower by Rs. 58.8 crore for the quarter ended September 30, 2007 (corresponding previous quarter: Rs. 57.6 crore) and Rs. 115.5 crore for the half year ended September 30, 2007 (corresponding previous half year: Rs. 117.5 crore)

5.	During the half year ended September 30, 2007, the Bank changed its accounting policy on amortization of premia on investments in the HTM category. Hitherto, the Bank amortized premia on investments in the HTM category on a straight-line basis. Now the Bank amortizes the said premia prospectively on yield to maturity basis. This change in policy has resulted in the profit after tax being higher by Rs. 4.7 crore for the quarter ended September 30, 2007 and by Rs. 8.6 crore for the half year ended September 30, 2007.

6.	Provision for Taxes includes Rs. 944 lacs and Rs. 1644 lacs towards provision for fringe benefit tax (FBT) for the quarter and the half-year ended September 30, 2007, respectively.

7.	During the quarter ended September 30, 2007, the Bank made a public offering of 6,594,504 American Depositary Shares (ADS), each ADS representing three equity shares, at a price of $ 92.10 per ADS. An amount of Rs. 2,393.9 crores was received net of underwriting discounts and commissions.

8.	During the quarter ended September 30, 2007, the Bank invested in 45,00,000 equity shares of HDB Financial Services Limited at Rs. 10/- per share. HDB Financial Services Limited is a subsidiary of the Bank and is yet to commence operations.

9.	As on September 30, 2007, the total number of branches (including extension counters) and the ATM network stood at 754 branches and 1800 ATMs respectively.

10.	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2007:

Opening: nil; Additions: 39; Disposals: 39; Closing: nil.

11.	Previous period figures have been regrouped/reclassified wherever necessary to conform to current period’s classification.

12.	The above results for the quarter and the half-year ended September 30, 2007, have been subjected to a “Limited Review” by the auditors of the Bank, as per the listing agreements with Bombay Stock Exchange Limited and The National Stock Exchange of India Limited.

13.	Rs. 10 lac = Rs. 1 million Rs. 10 million = Rs. 1 crore

Place: Mumbai	Aditya Puri
Date: October 12, 2007.	Managing Director

		(Rs. in lacs)
Summarised Balance Sheet	As at 30-09-2007	As at 30-09-2006

CAPITAL AND LIABILITIES

Capital	35345	31437
Reserves and Surplus	1053431	553603
Employees’ Stock Options (Grants) Outstanding	—	4
Deposits	9106858	6344681
Borrowings	481251	298035
Other Liabilities and Provisions*	1477610	1208550

Total	12154495	8436310

ASSETS

Cash and balances with Reserve Bank of India	1202725	439170
Balances with Banks and Money at Call and Short notice	182411	191507
Investments	4028904	3107443
Advances	6227804	4277933
Fixed Assets	105451	92282
Other Assets	407200	327975

Total	12154495	8436310

*Includes subordinated debt and unsecured non-convertible subordinated perpetual bonds of Rs. 324635 lacs (previous year: Rs. 281200 lacs) as on September 30 2007.

NEWS RELEASE
HDFC BANK LTD. — FINANCIAL RESULTS (INDIAN GAAP) FOR
THE QUARTER & HALF-YEAR ENDED SEPTEMBER 30, 2007
The Board of Directors of HDFC Bank Limited approved the bank’s accounts for the quarter and half- year ended September 30, 2007 at its meeting held on Friday, October 12, 2007. The accounts have been subjected to limited review by the bank’s statutory auditors.
FINANCIAL RESULTS
Quarter ended September 30, 2007
The total income of the bank for the quarter ended September 30, 2007 grew by 44.0% over the corresponding quarter ended September 30, 2006 to Rs.2,845.1 crores. Net revenues (net interest income plus other income) for the quarter ended September 30, 2007 were Rs.1,645.1 crores, an increase of 38.7% over Rs.1,185.7 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs and amortization of premia on investments held in the Held to Maturity (HTM) category) increased from Rs.1,578.0 crores for the quarter ended September 30, 2006 to Rs.2,362.8 crores for the quarter ended September 30, 2007. Net interest income (interest earned less interest expended) for the quarter ended September 30, 2007 increased by Rs.374.7 crores to Rs.1,162.7 crores, up by 47.6%. This was driven by an average asset growth of 39.4% and a core net interest margin (NIM) of 4.0% as against 3.8% for the quarter ended September 30, 2006 (NIMs adjusted for the HTM premia amortization).
Other income (non-interest revenue) for the quarter ended September 30, 2007 was Rs.482.4 crores, as against Rs.397.7 crores for the corresponding quarter of the previous year. Its principal component was fees and commissions contributing Rs.391.9 crores for the quarter ended September 30, 2007, a growth of 24.8% over the corresponding quarter of the previous year. The other two components of other income were foreign exchange/derivatives revenues of Rs.38.7 crores and profit on sale/revaluation of investments of Rs.46.2 crores for the quarter ended September 30, 2007 as against Rs.58.2 crores and Rs.20.6 crores respectively, for the quarter ended September 30, 2006. Operating (non-interest) expenses for the quarter increased by Rs.239.3 crores to Rs.818.4 crores and were 49.7 % of net revenues. Provisions and contingencies for the quarter were Rs.289.4 crores (against Rs.248.1 crores for the corresponding quarter ended September 30, 2006), principally comprising of specific and general loan loss provisions of Rs.273.2 crores. After providing Rs.168.8 crores for taxation, the bank earned a Net Profit of Rs.368.5 crores, an increase of 40.1% over the quarter ended September 30, 2006.
Total balance sheet size increased by 44.1% from Rs.84,363 crores as of September 30, 2006 to Rs.1,21,545 crores as of September 30, 2007. Total deposits were Rs.91,069 crores, an increase of 43.5% from September 30, 2006. With savings account deposits of Rs.22,373 crores and current account deposits at Rs.25,456 crores, the CASA mix was healthy at 52.5% of total deposits as at September 30, 2007. Deposits as of September 30, 2007, included around Rs.3000 crores of collections held in current accounts as a banker to various initial public offerings. The Bank’s total customer assets (including advances, corporate debentures, investments in securitised paper, etc) increased to Rs.65,812 crores as of September 30, 2007, from Rs.49,326 crores as of September 30, 2006, a growth of 33.4%. Retail loans grew 37.1% on a year-on-year basis to Rs.34,568 crores, and now form 55.1% of gross advances.
Half-Year ended September 30, 2007:
For the half-year ended September 30, 2007, the Bank earned total income of Rs.5,486.8 crores as against Rs.3,771.0 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the six months ended September 30, 2007 were Rs.3,203.1 crores, up by 39.6% over Rs.2,294.2 crores for the six months ended September 30, 2006. Net Profit for the half-year ended September 30, 2007 was Rs.689.7 crores, up by 37.3%, over the corresponding six months ended September 30, 2006.
BUSINESS UPDATE:
The bank’s business momentum remained healthy in both its retail and wholesale customer franchises. The distribution network was well spread with 754 branch outlets and 1800 ATMs in 327 cities. Portfolio quality as of September 30, 2007 remained healthy with net non-performing assets at 0.4% of total customer assets.
During the quarter ended September 30, 2007, the Bank made a public offering in July 2007 of 6,594,504 American Depositary Shares (ADS), each ADS representing three equity shares, at a price of $92.10 per ADS. The net proceeds of the ADS issue were Rs. 2,393.9 crores. As a result, Capital Adequacy Ratio

(CAR) as of September 30, 2007 was 14.9% against the regulatory minimum of 9%. Tier I CAR was at 11.3%.
Note:
(i) Rs. = Indian Rupees
(ii) 1 crore = 10 million
(iii) All figures and ratios are in accordance with Indian GAAP.
Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.
In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations..